Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 26, 2017

Registration Statement 333-218970 filed on June 26, 2017

$300,000,000

Commercial Metals Company

5.375% Senior Notes due 2027

June 29, 2017

Pricing Supplement dated June 29, 2017 to the

Preliminary Prospectus Supplement dated June 26, 2017 of Commercial Metals Company

This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Commercial Metals Company

Title of Securities:	5.375% Senior Notes due 2027

Distribution:	SEC Registered

Ranking:	Senior Unsecured

Ratings:*	Ba2 / BB+

Offering Size:	$300,000,000

Gross Proceeds:	$300,000,000

Underwriting Discount:	1.25%

Net Proceeds (Before Expenses):	$296,250,000

Trade Date:	June 29, 2017

Expected Settlement Date:	July 11, 2017 (T+7)

Maturity Date:	July 15, 2027

Coupon:	5.375%

Price to Public:	100.000%

Yield to Maturity:	5.375%

Spread to Benchmark Treasury:	+311 basis points

Benchmark Treasury:	2.375% UST due May 15, 2027

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	January 15, 2018. Interest will accrue on the notes from July 11, 2017.

Record Dates:	January 1 and July 1

Equity Claw	Prior to July 15, 2020, we may redeem up to 40% of the notes with the net cash proceeds of certain equity offerings at the redemption price of 105.375% of the principal amount of each note to be redeemed, plus accrued and unpaid interest thereon, if any to, but excluding, the date of redemption.

Optional Redemption:

Prior to July 15, 2022, we will have the option to redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes, plus an applicable premium based on the excess of (1) the present value of (i) the redemption price of the notes on July 15, 2022, as set forth in the table below plus (ii) interest payments due on the notes through July 15, 2022, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (2) the then outstanding principal of the notes, together with accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

On or after July 15, 2022, we will have the option to redeem some or all of the notes at the redemption prices set forth below (expressed as a percentage of principal amount) during the twelve-month period beginning on July 15 of the years indicated below, plus accrued and unpaid interest thereon, if any to, but excluding, the date of redemption.

	2022	102.688%
	2023	101.792%
	2024	100.896%
	2025 and thereafter	100.000%

Change of Control:	101%

Denominations:	Minimum denominations of $2,000 and higher integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BBVA Securities Inc. PNC Capital Markets LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities LLC BMO Capital Markets Corp. Santander Investment Securities Inc. Rabo Securities USA, Inc. U.S. Bancorp Investments, Inc.

CUSIP/ISIN Numbers:	CUSIP: 201723 AL7 ISIN: US201723AL70

Use of Proceeds:	The net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, are estimated to be approximately $295.2 million. We intend to use the net proceeds from this offering to fund the repurchase of a portion of our outstanding 2018 notes in the tender offer described in the Prospectus Supplement under the heading “Prospectus Supplement Summary—Recent Developments,” and to redeem a portion of any remaining 2018 notes that are not tendered following the expiration of the tender offer, in each case together with accrued interest, any applicable premium payments and expenses related thereto.

Extended Close:	We expect to deliver the notes against payment therefor on or about July 11, 2017 which will be the seventh business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by us.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities.

Changes to the Preliminary Prospectus Supplement:

The disclosure under the heading “Prospectus Supplement Summary—Recent Developments—Selected Preliminary Third Quarter Financial Information” beginning on page S-6 is deleted in its entirety and superseded by Commercial Metals Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2017, filed with the SEC on June 28, 2017 and incorporated by reference into the Registration Statement as supplemented by the Preliminary Prospectus Supplement.

Other Information

The issuer has filed a registration statement (including a base prospectus dated June 26, 2017) and a preliminary prospectus supplement dated June 26, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by calling Citigroup Global Markets Inc. toll-free at 1 (800)-831-9146.

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